Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

		Shares
	Net Income	outstanding and	Amount per
	(unaudited)	equivalents	Share
Quarter ended March 31, 2005

Basic EPS	$43,955	48,330,812	$0.91

Diluted EPS	$43,955	48,429,102	$0.91

Quarter ended March 31, 2004

Basic EPS	$73,628	48,249,825	$1.53

Diluted EPS	$73,628	48,459,653	$1.52

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